OMB APPROVAL
OMB Number:	3235-0116
Expires:	December 31, 2026
Estimated average burden
hours per response	8.7

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025.

Commission File Number 001-41670

Apollomics, Inc.

(Translation of registrant’s name into English)

989 E. Hillsdale Blvd., Suite 220, Foster City, California 94404

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F   ☐ Form 40-F

Appointment and Departure of Certain Directors

On November 16, 2025, Mr. Po-Jen Hsueh resigned from the Board of Directors of the Company (the “Board”). Mr. Hsueh’s resignation was not related to any disagreement with the Company.

Pursuant to a meeting of the Board on November 16, 2025, Dr. Ya-Chi (Claudia) Huang was appointed to the Board to fill the vacancy resulting from Mr. Hsueh’s resignation. Dr. Ya-Chi (Claudia) Huang will also replace Mr. Po-Jen Hsueh as a member of the Company’s Audit Committee and Nominating and Corporate Governance Committee. Following these changes and the previously announced appointments of directors, the Company’s Board is comprised of the following seven members: Hung-Wen (Howard) Chen (Chairman), Hong-Jung (Moses) Chen, Yi-Kuei Chen, Hsien-Shu Tsai, Yi-An Chu, Chen-Huan Jan, and Ya-Chi (Claudia) Huang. Moses Chen, Hsien-Shu Tsai, Yi-An Chu, Chen-Huan Jan, and Ya-Chi (Claudia) Huang are independent directors.

Biographical Information of the New Director

Dr. Ya-Chi (Claudia) Huang brings to the Board extensive experience in biotechnology investment, corporate governance, and research and development across Taiwan’s biopharmaceutical industry.

Dr. Huang currently serves as Assistant Vice President at Maxpro Ventures, where she leads domestic and international investment activities. Since joining in 2024, she has successfully completed investments in multiple companies and manages their post-investment operations. She also serves as a director of AngenMed Therapeutics.

Previously, Dr. Huang served as Investment Manager at Diamond Biofund (6901.TW), where she independently completed multiple investments and oversaw post-investment management for all of Diamond’s portfolio companies. She participated in Diamond Biofund’s IPO on the Taiwan Stock Exchange in 2023. Earlier in her career, she was Deputy Manager in the Research Department at Fubon Securities Investment Services, where she evaluated over 150 unlisted biotech companies in Taiwan, China, and Hong Kong, and contributed to a significant increase in Fubon Securities’ investment banking profits.

Dr. Huang’s scientific background includes research positions at the National Health Research Institutes, Development Center for Biotechnology, and Academia Sinica. Her doctoral research on Epstein-Barr virus was published in Blood and received the Distinguished Thesis Prize in the 12th TienTe Lee Biomedical Award.

Dr. Huang holds a Ph.D. in Microbiology from National Taiwan University College of Medicine and an M.S. in Biological Sciences from National Sun Yat-sen University.

Press Releases

On November 17, 2025, the Company issued a press release announcing changes to its Board and composition of committees. The press release is attached here as Exhibit 99.1.

The information contained in this Form 6-K relating to the changes in the Company’s Board of Directors is incorporated by reference into the Company’s registration statements under the Securities Act, including its registration statements on Form S-8 (File No. 333-272559) and Form F-3 (File Nos. 333-278430, 333-278431 and 333-279549), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

[EXHIBITS]

Exhibit No.	Description

99.1	Press Release - Apollomics Announces changes to its Board and composition of committees

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APOLLOMICS INC.

/Date: November 17, 2025	By:	/s/ Peter Lin
	Name:	Peter Lin
	Title:	Chief Financial Officer